212-373-3000

212-757-3990

ngoldman@paulweiss.com

June 7, 2011

Via EDGAR

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	CKx, Inc.

Schedule TO-T/13E-3 filed on May 17, 2011, as amended through June 1, 2011

Filed by Colonel Holdings, Inc., Apollo Management VII, L.P., CKx, Inc.,

Robert F.X. Sillerman, The Promenade Trust, Priscilla Presley, et. al.

File No. 005-54765

Dear Mr. Hindin:

The following are the responses of Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. (collectively, the “Respondents”) to comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter from you dated June 2, 2011 (the “Comment Letter”), regarding the Schedule TO-T/13E-3 filed with the Commission on May 17, 2011, as amended through June 1, 2011 (the “Schedule TO”), and the related Offer to

Purchase (the “Offer to Purchase”) all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of CKx, Inc., a Delaware corporation (“CKx” or the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Together with this response, the Respondents are filing an Amendment No. 4 to the Schedule TO in a manner consistent with the comments and responses set forth below. Capitalized terms used in this letter and not defined herein have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

General

1.	As we discussed on May 19, 2011, only persons or entities that are both Schedule 13E-3 filers and bidders on the Schedule TO may file jointly and therefore the Schedule TO may not include CKx, Robert and Laura Sillerman, Sillerman Capital Holdings, the Promenade Trust or Priscilla Presley as filing persons. I understand that you conveyed this point to David Shapiro of Wachtell Lipton, counsel to CKx, and that CKx, The Promenade Trust and Priscilla Presley subsequently filed a Schedule 13E-3 on May 20, 2011. I also note that Robert F.X. Sillerman and his affiliates also subsequently filed a Schedule 13E-3 on May 26, 2011. The Staff will issue separate comment letters relating to such filings to the extent applicable.

Response to Comment 1:

In response to the Staff’s comment, consistent with our conversation on May 19, 2011, CKx, The Promenade Trust, Priscilla Presley, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman have been removed as filing persons from the Schedule TO.

Have any stockholders already agreed to tender their Common Shares in the Offer?, page 6

2.	Please clarify whether the 6,000 Common Shares held by Priscilla Presley will be contributed to Parent similar to the Trust’s contribution of its Preferred Shares or instead will be cancelled and converted into the right to receive the Offer Price as a result of the Merger.

Response to Comment 2:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the captions SUMMARY TERM SHEET and SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Officers in the Offer and the Merger”) has been revised to clarify that the 6,000 Common Shares held by Priscilla Presley will be cancelled and converted into the right to receive the Offer Price as a result of the Merger.

Background of the Offer, page 16

3.	We note the disclosure on the top of page 26, the fourth paragraph on page 27 and page 63 regarding the amendment to the Merger Agreement and a letter agreement to make “technical clarifications” to the Sillerman Support Agreement. Please advise why the amendment and letter agreement should not be deemed to constitute arrangements to purchase securities outside the tender offer in contravention of Exchange Act Rule 14e-5.

Response to Comment 3:

The Respondents respectfully advise the Staff that the amendment to the Merger Agreement (the “Amendment”) and the letter agreement clarifying certain terms of the Sillerman Support Agreement (the “Clarification Letter”) should not be deemed to constitute arrangements to purchase securities outside the tender offer in contravention of Exchange Act Rule 14e-5.

Pursuant to the Sillerman Support Agreement, as entered into prior to public announcement of the Offer, the Sillerman Stockholders agreed not to tender any Common Shares held by them in the Offer and instead to contribute those Common Shares to Parent (or its designee) following consummation of the Offer. These agreements were not changed by the Amendment or the Clarification Letter.

In addition, pursuant to the Sillerman Support Agreement, as entered into prior to public announcement of the Offer, the Sillerman Stockholders agreed to vote in favor of, and act by written consent to approve, the Merger Agreement and the transactions contemplated thereby. These agreements were also not changed by the Amendment or the Clarification Letter. Rather, only a mechanical provision relating to the implementation of this voting agreement through a voting trust was modified due to the security interest that a lender to Mr. Robert F.X. Sillerman, one of the Sillerman Stockholders, has in his Common Shares.

The Respondents respectfully submit that the modification of the mechanical requirement of a voting trust (particularly where the underlying commitment to vote in support of the transaction remains the same) merely effectuates the pre-existing agreement of the parties and does not constitute an arrangement to purchase securities outside the Offer in contravention of Exchange Act Rule 14e-5.

Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction, page 30

4.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Neither the discussion in this section nor the factors considered by, and the findings of, the CKx Board, which Apollo Management and its affiliates expressly adopt, appears to address the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(e). If Apollo Management and its affiliates did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguard in Item 1014(e) was not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of this safeguard.

Response to Comment 4:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”) has been revised to include specific reference to those factors.

5.	We refer you to the statement in the second Bullet point on page 32. Disclosure in the Schedule 14D-9 filed by CKx only indicates that a majority of the CKx board determined that the Merger Agreement and the transactions contemplated are fair to CKx stockholders, not unaffiliated stockholders. Please revise or advise.

Response to Comment 5:

In response to the Staff’s comment, the Schedule 14D-9 filed by CKx has been revised to indicate that a majority of the CKx Board determined that the Merger Agreement and the transactions contemplated thereby are fair to CKx stockholders, including unaffiliated stockholders.

6.	We refer you to the first whole paragraph on page 33. Please advise us of the filing persons’ intent to comply with Exchange Act Rule 13e-3 should the filing persons take such actions.

Response to Comment 6:

The Respondents respectfully advise the Staff that they intend to comply with Exchange Act Rule 13e-3 should they take any of the actions described in the first whole paragraph of page 33.

Certain Effects of the Offer and the Merger, page 35

7.	Include in the Special Factors section a description of the effects of the Rule 13e-3 transaction on CKx, its affiliates and unaffiliated security holders, including the federal tax consequences. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to CKx, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable.

Response to Comment 7:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) has been revised to include the applicable disclosure.

8.	While we acknowledge that disclosure regarding federal tax consequences appears on page 71, similar disclosure should appear in the Special Factors section of the Offer to Purchase. See Exchange Act Rule 13e-3(e)(1)(ii) and Instruction 1 thereto and Item 1013(d) of Regulation M-A.

Response to Comment 8:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) has been revised to include the applicable disclosure.

9.	Provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A, to the extent applicable.

Response to Comment 9:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) has been revised to include the applicable disclosure.

Certain Projections, page 83

10.	We note the disclosure here and on page 38 of CKx’s Schedule 14D-9 indicating that CKx provided certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub. We also note that such projections include non-GAAP financial measures. Please revise the Offer to Purchase to provide the disclosure required by Rule 100 of Regulation G or advise why you believe such disclosure is not required. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response to Comment 10:

In response to the Staff’s comment, the applicable disclosure in CKx’s Schedule 14D-9 has been revised, which disclosure has been incorporated by reference into the Offer to Purchase.

Debt Financing, page 86

11.	Disclose the “spread” for each of the Tender Facility, Revolving Credit Facility and Bridge Facility. Refer to Item 1007(d) of Regulation M-A. Advise whether the filing persons can provide similar information with respect to the Second-Priority Senior Secured Notes.

Response to Comment 11:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) has been revised to include the applicable disclosure regarding the Tender Facility, Revolving Credit Facility and Bridge Facility. Similar information regarding the Second-Priority Secured Notes is not available because such notes have not yet been marketed or sold.

Conditions to the Offer, page 92

12.	We note the last sentence of the first paragraph on page 92 relating to the Parent’s or Offeror’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response to Comment 12:

The Respondents hereby confirm their understanding of both points as described in the Staff’s comment 12 above.

Miscellaneous, page 96

13.	We note the statement in the first sentence of this section that the offer is “not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with laws of such jurisdiction” (emphasis added). As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all holders be permitted to participate in the Offer. This includes holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders in a U.S. state where the bidders are prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding holders not encompassed within Rule 14d-10(b)(2).

Response to Comment 13:

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption THE TENDER OFFER—Section 16 (“Miscellaneous”) has been revised to clarify that only CKx stockholders permitted to be excluded under Rule 14d-10b(2) are excluded from the Offer.

*        *        *        *        *

In connection with responding to the comments of the Staff, each of the Respondents hereby acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and such Respondent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact Neil Goldman at Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, (212) 373-3000 (Phone), (212) 757-3990 (Facsimile).

Very truly yours,

/s/ Neil Goldman
Neil Goldman